UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

February 25, 2010

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

press release

Paris, February 25, 2010

Stéphane Richard unveils the Group’s new management team

Following his appointment as Chief Executive Officer of France Telecom-Orange from 1st March 2010, Stéphane Richard today announces the composition of the Group’s Executive Committee. It will consist of 15 members and will take office on 6th April. Stéphane Richard will also continue in his role as Head of Operations in France.

This reorganisation serves three objectives:

- To implement the new business plan currently being developed and, from today, to ensure the Group’s organisation reflects certain action priorities, including the creation of a Quality function at the highest level of the Group, and the strengthening the Human Resources function;

- To simplify the Group’s organisational structure and, in particular, to facilitate interactions between the Group’s operations in its various countries and the Group’s central functions. Two examples include the integration of International functions within the Group and the creation of a Group Marketing function, uniting numerous units that until now have operated separately;

- To reinvigorate the company by promoting internal talent, such as Thierry Bonhomme, Jean-Paul Cottet and Delphine Ernotte, and by welcoming new outside talent recognised for their skill and experience, such as Christine Albanel, Pierre Louette and Bruno Mettling.

Specifically:

Jean-Yves Larrouturou will be appointed Deputy CEO, in charge of International, overseeing all Group operations outside France as well as the International Development function.

Jean-Yves Larrouturou, 48, who attended the Ecole Centrale Paris, IEP, ENA and IFMP Tokyo, has been Deputy CEO in charge of the General Secretariat, the AMEA region and the Purchasing function since 2009. He joined the Group in May 2003 after 15 years in the Ministry for Economy, Finance and Industry, first in the Treasury Department then as Communications Director for the Ministry from 2001.

Gervais Pellissier will continue as Deputy CEO in charge of Finance and Information Systems. He will also be in charge of the joint venture with T-Mobile UK in the United Kingdom.

Gervais Pellissier, 50, who attended HEC, Berkeley and the University of Cologne, has been Deputy CEO in charge of Group Finance and Information Systems since 2009. He joined the Group in October 2005 to oversee the integration of Group companies in Spain and subsequently became Chief Financial Officer. Prior to that he was Managing Director and Deputy CEO of the Bull Group where he held various roles between 1983 and 2005.

Jean-Philippe Vanot will be appointed Deputy CEO in charge of Quality and Corporate Social Responsibility. He will chair the new “Quality Committee” reporting to the Group’s Executive Committee, uniting all functions working towards service reliability and customer relations within the Group. He will also chair the Group’s Ethics Committee.

Jean-Philippe Vanot, 57, who attended the Ecole Polytechnique-Télécom, has been Executive Vice President in charge of Innovation and Marketing since 2009. Prior to that he was Executive Vice President in charge of Networks, Operators and Information Systems. He joined the Group in 1977 and has worked primarily in the technical, commercial and operational areas.

Christine Albanel will be appointed Executive Vice President in charge of Communication, Philanthropy and Content Strategy. She will later take charge of the Group's Internal Communications.

Christine Albanel, 54, a modern languages graduate and who is a State Counsellor, was Minister of Culture and Communications from May 2007 to June 2009. From 2003 to 2007 she was President of the Etablissement Public de Versailles in charge of the Versailles heritage site. She began her career as a press attaché to the Office of the President of France between 1979 and 1981 then as head of mission for the Director of Information and Communications for the City of Paris from 1982 to 1986. After two years in the Prime Minister’s office (1986-1988) she continued her career as Deputy Director in the Office of the Mayor of Paris, then, from 1995 to 2000, was Education and Culture Advisor to the President of the Republic. She was appointed State Counsellor in 2000.

Vivek Badrinath will be appointed Executive Vice President in charge of Enterprise Communication Services, grouping Orange Business Services and the Enterprise Activity Line.

Vivek Badrinath, 40, who attended the Ecole Polytechnique-Télécom, has been Executive Vice President in charge of the Networks and Operators division since 2009. After beginning his career at the Ministry of Industry, in 1996 he joined the Group’s Long Distance Networks Department before moving in 2000 to be CEO of Thomson India. He returned to the Group in 2004 as Technical Director of Orange.

Olivier Barberot will continue in his role as Executive Vice President in charge of Human Resources, representing the Group’s general management in its current negotiations with trade unions until they are resolved. At the same time he will be charged with integrating country subsidiaries into the Group and launching new operations. By the end of the year he will leave his role as Director of Human Resources and take up his new International functions.

Olivier Barberot, 55, who attended the Mines de Paris, has been Executive Vice President in charge of Human Resources for the Group and Operations in Poland since 2006. He joined the Group in March 2003 as member of the Executive Committee in charge of development and optimisation of human skills. From 1985 to 2003, Olivier Barberot held positions as Secretary General of Futuroscope, Secretary General of CGI, Secretary General of the Leonardo da Vinci University in Paris, and as a member of the executive committee at Thomson in charge of Human Resources.

Thierry Bonhomme will be appointed Executive Vice President in charge of Networks, Carriers and Research & Development.

Thierry Bonhomme, 53, who attended the Ecole Polytechnique-Télécom, has been in charge of Group Research and Development since 2006. Prior to that, he held positions within the Group as Director of Technical Operations for Paris Nord, Regional Director for Grenoble and then Marseilles, before becoming Distribution Director for the business market. He was also Director of IDATE from 1988 to 1990.

Jean-Paul Cottet will be appointed Executive Vice President in charge of Marketing and Innovation. In particular, he will oversee the Group’s Technocentre and the Home and Mobile Business Lines.

Jean-Paul Cottet, 55, who attended the Ecole Polytechnique-Télécom, has been Director of the Enterprise activity for France since 2008. He has had a highly varied career within the Group since he joined, working in the Marketing and Sales departments, the Public Shareholding department for the initial public offering, the Paris Region directorate as well as in the Communications and External Relations, Information Systems, and International departments.

Delphine Ernotte will be appointed Executive Vice President, Deputy for French Operations.

Delphine Ernotte, 43, who attended the Ecole Centrale Paris, has been Sales Director France since 2008. She joined the Group in 1989 to take up various operational posts in the Group, in research and development in particular. She then continued her career in sales management as Director of Agency Distribution and Regional Director for Centre Val de Loire, before becoming Director of Communications and Sponsorship France.

Pierre Louette will be appointed Executive Vice President, General Secretary, and responsible for the Operators France division.

Pierre Louette, 47, a law graduate from IEP and ENA, has been Commissioner of Audit to the Court of Accounts, and Chairman and CEO of Agence France Presse since 2005. Prior to that he was Technical Advisor for communications, youth and sports to the Office of the Prime Minister from 1993 to 1995, and during this period was one of the initiators and drivers of the "Information Highway". As Secretary General and Director of Communications at France Televisions in 1995-1996, he helped create TPS, before focusing on developing new media in France, in particular at Havas Advertising and the investment fund Europatweb.

Bruno Mettling will be appointed Executive Vice President, responsible for specific missions on behalf of the the CEO. He will focus on the medium-term outlook for jobs and skills, and will be charged with developing an initial plan for the “Orange Campus” initiative. He will then succeed Olivier Barberot as the Director of Human Resources for the Group.

Bruno Mettling, 51, who attended IEP and the Faculty of Law at Aix-en-Provence, was Deputy CEO in charge of Human Resources and Business Development at the Banque Populaire Group until 2009. After an early career in various Ministries (Finance, Employment, Public Works, Municipalities), he became a Finance Inspector in 1991 and joined the Ministry of the Economy and Finance. He was then appointed Assistant Financial Director for La Poste before joining the Caisses d'Épargne in 1999 where he notably launched a reform of the human resources sector.

Georges Penalver will be appointed Executive Vice President in charge of Strategic Initiatives and Partnerships. He will be responsible for the Orange Labs in Beijing, San Francisco and Tokyo. He will also have responsibility for developing an innovation venture capital investment tool.

Georges Penalver, 53, who attended the Ecole nationale des Arts et Métiers d’Aix-en-Provence and École nationale supérieure des Télécommunications de Paris, has been a member of the Group's Executive Committee in charge of Strategy and Development since 2009. He joined the Group in 2005 as Executive Vice President in charge of Strategic Marketing and creating the Technocentre. Prior to that he was Deputy CEO of SAGEM Communication (Safran Group).

Raoul Roverato will continue is his role as Executive Vice President in charge of New Growth Businesses. He will supervise Orange Vallée activities, which will remain the CEO’s responsibility.

Raoul Roverato, 39, who attended the Ecole Polytechnique-Télécom, has been Vice President of New Growth Business since 2008. After 10 years in business services development at Global One and Équant, in 2004 he became Chief of Staff of Didier Lombard, a position that he held for four years.

Olaf Swantee will be appointed Executive Vice President, in charge of Europe within the International division, and in charge of Sourcing.

Olaf Swantee, an economics graduate with an MBA from the Ecole européenne des Affaires de Paris, has been Executive Vice President in charge of Europe, Egypt and the Mobile Line of Business since 2007. Prior to that he was Deputy Director in charge of EMEA business sales and software sales at Hewlett-Packard.

Elie Girard will be appointed Director reporting to the CEO and will support and participate in the Executive Committee. He is also charged with developing a Strategy proposal to be presented before summer.

All these changes will be presented and explained to staff representative bodies.

About France Telecom

France Telecom, one of the world’s leading telecommunications operators, had consolidated sales of 50.9 billion euros in 2009 across all its activities including the United Kingdom. At 31 December 2009, it had 193 million customers in 32 countries, 131.8 million of whom were subscribers to Orange, the Group’s single brand for Internet, television and mobile services in the majority of the countries where the company operates. At 31 December 2009, the Group had 132.6 million mobile and 13.5 million broadband Internet (ADSL) customers worldwide. Orange is the number three mobile operator and the number one provider of broadband Internet services in Europe and, under the brand Orange Business Services, is one of the world leaders in providing telecommunication services to multinational companies.

The Group's strategy, which is characterized by a strong focus on innovation, convergence and effective cost management, aims to establish Orange as an integrated operator and benchmark for new telecommunications services in Europe. Today the Group remains focused on its core activities as a network operator, while working to develop its position in new growth activities. To meet customer expectations, the Group strives to provide products and services that are simple and user-friendly, while maintaining a sustainable and responsible business model that can be adapted to the requirements of a fast-paced and changing eco-system.

France Telecom (NYSE:FTE) is listed on Euronext Paris (compartment A) and on the New York Stock Exchange.

For further information (on the web or your mobile): www.orange.com, www.francetelecom.com, www.orange-business.com

Press contacts +33 1 44 44 93 93

Beatrice Mandine, beatrice.mandine@orange-ftgroup.com

Bertrand Deronchaine, bertrand.deronchaine@orange-ftgroup.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: February 25, 2010	By:	/S/ Stéphane Pallez
	Name:	Stéphane Pallez
	Title:	Group Deputy Chief Financial Officer